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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                               Allin Corporation
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)



                                  019924 10 9
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                                (CUSIP Number)

                                        Copy to:

Thomas D. Wright                        Bryan D. Rosenberger
500 Greentree Commons                   Eckert Seamans Cherin & Mellott, LLC
381 Mansfield Avenue                    44th Floor, 600 Grant Street
Pittsburgh, PA  15220                   Pittsburgh, PA  15219
(412) 928-8800                          (412) 566-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   February 2, 2001
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
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                                 SCHEDULE 13D

CUSIP No. 019924 10 9


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      NAME OF REPORTING PERSON:  Thomas D. Wright
 1    I.R.S. IDENTIFICATION NO.: ###-##-####


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS: Not applicable
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            269,694(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          269,694(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      269,694(1)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%(1)
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      TYPE OF REPORTING PERSON: IN
14

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(1) See response to Item 5.
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          This statement amends Items 4 and 5 of the Schedule 13D of Thomas D.
Wright (the "Reporting Person") dated November 6, 1996, as amended by Amendment No. 1 thereto dated January 2, 1998, Amendment No. 2 dated December 31, 1998 and Amendment No. 3 dated December 29, 2000 (as so amended, the "Schedule 13D").
All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item 4. Purpose of Transaction.

          The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series D Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") and Series G Convertible Redeemable Preferred Stock (the "Series G Preferred Stock") he holds into shares of Common Stock and to exercise the warrants he holds (collectively, the "Warrants") for shares of Common Stock.

          As discussed in Item 5, the Reporting Person recently transferred by gift an aggregate of 121,500 shares of Common Stock.


Item 5. Interest in Securities of Issuer.

          The number of shares Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common

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Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter which ended September 30, 2000. The reported number of shares of Common Stock that may be acquired upon conversion of the Series G Preferred
Stock is based on the lowest applicable conversion price in effect on December 29, 2000, the date of issuance of the Series G preferred Stock. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

          The 200 shares of Series D Preferred Stock held by the Reporting Person are convertible into 55,363 shares of Common Stock, the ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 85,949 shares of Common Stock and the Warrants are exercisable for 104,201 shares of Common Stock.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 24,181 shares of Common Stock representing approximately 0.35% of the shares of Common Stock outstanding. Based on the actual book value of the Company as of December 29, 2000, the date of issuance of the Series G Preferred Stock, holders of the Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 24,181 shares of Common Stock and the ten shares of Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 1.0% of the combined voting power of Company's outstanding voting capital stock.

          The Reporting Person may also be deemed to own the 55,363 shares of Common Stock into which the 200 shares of Series D Preferred Stock may be converted, the 85,949 shares of Common Stock into which the ten shares of Series G Preferred Stock may be converted and the 104,201 shares of Common Stock for which the Warrants may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 269,694 shares of Common Stock representing approximately 3.7% of the shares of Common Stock outstanding, assuming that the 55,363 shares of Common Stock issuable upon conversion of Series D Preferred Stock, the 85,949 shares issuable upon conversion of the Series G Preferred Stock, and the 104,201 issuable upon exercise of the Warrants are currently issued and outstanding.

          The minimum possible conversion price for the Series G Preferred Stock is $.35. At such conversion price, the Reporting Person's ten shares of Series G Preferred Stock would be convertible into a maximum of 285,714 shares of Common Stock.

          The shares being reported as beneficially owned by the Reporting Person do not include 5,000 shares held by the Reporting Person's spouse and 159,000 shares held by trusts of which such spouse is a trustee.

          The Reporting Person also owns 1,764.7059 shares of the Company's Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock"), which such are not convertible into Common Stock.

          On February 2, 2001 and February 5, 2001, the Reporting Person transferred by gifts in private transactions an aggregate of 108,000 shares and 13,500 shares of Common Stock,

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respectively. No consideration was paid or is expected to be paid in respect of such gifts. Following such transfers the Reporting Person ceased to be the beneficial owner of more than 5.0% of the Common Stock.

          The Reporting Person effected no other transactions in Common Stock during the past 60 days.

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Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     3/19/01                             By: /s/ Thomas D.Wright
___________________________                  -----------------------------
     Date                                    Thomas D. Wright


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